

August 16, 2010

<u>Via Facsimile (432) 682-1452</u>

Mr. Mel G. Riggs
Senior Vice President and Chief Financial Officer
Clayton Williams Energy, Inc.
Six Deta Drive, Suite 6500
Midland, Texas 79705-5510

>   **Re: Clayton Williams Energy, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 12, 2010**
>   **File No. 1-10924**

Dear Mr. Riggs:

We have reviewed your response letter filed on June 16, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 2, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibits 99.1 and 99.2

1.   We note your response to prior comments 7 through 9 from our letter to you dated June 2, 2010. In the revised reports you file, please ensure that Ryder Scott addresses those issues that the staff discussed with Ryder Scott. Please also ensure that the revised reports you file disclose:

- The 12 month average benchmark product prices and the average adjusted prices used to determine reserves. In this regard, we note that the Williamson report has disclosed the benchmark prices used, but not the average adjusted prices used. The Ryder Scott report does not appear to disclose either price; and

- The aggregate percentage difference between your proved reserve estimates and those of your third party engineer.

2.   The revised copy of the Ryder Scott report refers to a consent. If the report refers to a consent, it needs to make clear that it refers to the consent for the report to be incorporated by reference into filings under the Securities Act of 1933. Insofar as the Exchange Act does not provide for the filing of a consent, the report should not include text which may be read to suggest otherwise.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Kevin Dougherty at (202) 551-3271, or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director